

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 2, 2015

Stevens M. Sadler
Manager and Chief Executive Officer
Allegiancy, LLC
10710 Midlothian Turnpike
Suite 202
Richmond, VA 23235

> **Re:** **Allegiancy, LLC**
> **Offering Statement on Form 1-A**
> **Filed September 3, 2015**
> **File No. 024-10476**

Dear Mr. Sadler:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   We note your disclosure that you anticipate offering the units through members of FINRA though you have not yet engaged any FINRA members. Please advise us whether the company will engage any such members prior to qualification, and if not, when this will occur.

Part I, Item 1

2.   We note that the number you have provided is a non-working number. Please revise to provide a working number.

Part II.

Cover Page

3.   Please revise your cover page to clarify the disclosure format you have chosen to use. Please refer to Part II(a)(1) of Form 1-A.

Risk Factors, page 7

4.   Please add a risk factor to disclose your net losses to date.

Description of our Business, page 22

Acquisition Structure, page 25

5.   We note your disclosure in the Use of Proceeds to Issuer section that you may acquire interests in other asset managers. Please describe in greater detail the types and amounts of interests that you plan to acquire. Also disclose how the company's acquisition strategy will not cause the company to be an investment company under the Investment Company Act of 1940. Please refer to Part I, Item 2 of Form 1-A.

Operators, page 22

6.   We note your disclosure regarding fees payable to you. In the MD&A section, please disclose the amounts received pursuant to each fee. See Item 9(a) of Form 1-A.

Management's Discussion and Analysis …,page 28

Fiscal Year 2015…, page 30

7.   We note your disclosure that you expect the Tristone acquisition to "add $2.0-$2.5 million in revenue and $900,000 in additional net income." Please provide your basis for this projection. Similarly, please provide a basis for your statement on page 31 that "management anticipates growth of approximately $1 billion in assets under management for fiscal year 2016."

Compensation of Directors and Executive Officers, page 34

8.   We note that your bonus compensation may be contingent on meeting performance hurdles. To the extent you have established such hurdles, please disclose them. Please ensure that you provide all of the disclosure required by Part II, Item 11(d) of Form 1-A.

June 30, 2015 Allegiancy, LLC Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Tristone Acquisition, page F-24

9.   We note that you acquired a controlling interest in Tristone Realty Management, LLC (TriStone) on June 1, 2015. Please address the following as it relates to this transaction:

- Clarify the details of the transaction. In this regard, we note your disclosure on page 1 which indicates that you own a 70% economic interest and 40% voting interest in Allegiancy Houston which is a joint venture with TriStone. This appears to be inconsistent with the disclosure on page F-24 which indicates that you acquired a controlling interest in TriStone. Please advise.

- Explain to us in detail how you accounted for the transaction including whether you consolidate Allegiancy Houston or TriStone and how you recorded the $1.3 million promissory note described on page 1 in your financial statements.

- Clarify your basis for providing the historical financial statements of TriStone and the inclusion of TriStone financial statements in your pro forma financial statements.

- Tell us how you determined the fair value of the Class B shares issued in the acquisition.

Cite the applicable guidance in your response.

Part III, Exhibit Index

10.   Please file your subscription agreement in accordance with Part III Item 17(4) of Form 1-A or advise. Additionally, please file your agreement with your independent manager and your equity plan in accordance with Part III Item 17(6) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel at (202)551-3395, or Jaime John, Accounting Branch Chief, at (202)551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities